UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINAR CORPORATION
(Registrant)

Date: April 8, 2002

By: ____________________
Barrie Usher
President, and
Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Press Release, dated April 5, 2002 – Semi-monthly status update.

news release

For immediate release

SEMI-MONTHLY STATUS UPDATE

Montréal (QC), Canada, April 5, 2002 – CINAR Corporation announces that it has released its 2001 annual report, including audited financial statements, plus its management proxy circular.

This documentation is now posted on the Company's website (www.cinar.com) and on SEDAR (www.sedar.com).

As a reminder, the annual meeting of shareholders will be held in Montreal, at 10:00 a.m. (Montréal time) on Monday, April 29, 2002 in the Pierre de Coubertin Room of the Hotel OMNI Mont-Royal, located at 1050 Sherbrooke West, Montreal, Province of Québec, Canada.

CINAR has been issuing semi-monthly status updates since April 20, 2000.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

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Contact :
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070